[redacted]

SECURITIES V 10028433 ION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC FILE NUMBER
8-66958

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2880
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna A. Toth (212) 583-5747
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AFFIRMATION

I, Donna A. Toth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Park Hill Group LLC as of and for the year ended December 31, 2009 are true and correct.

Donna A. Toth
Chief Financial Officer

Subscribed to before me this
26th day of February 2010

Notary Public

ERIKA GATZKE
Notary Public, State of New York
No. 01GA6175238
Qualified in New York County
Commission Expires October 9, 2011

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Member of
Park Hill Group LLC

101 California Street, Suite 2880
San Francisco, CA 94111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Park Hill Group LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (checks and bank statements) noting no differences.

2. Compared the total revenue amounts of the Form X-17A-5 for the year ended December 31, 2009, less revenues on the Financial and Operational Combined Uniform Single (FOCUS) for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers (FOCUS) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (FOCUS, checks, and bank statements) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been to you.

This is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

Park Hill Group LLC
SIPC Fee Worksheet
April 1 - December 31, 2009

SIPC 7T CALCULATION - DECEMBER 31, 2009

2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		31,290,150
2b.	Additions:		
2b(1)	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
2b(2)	Net loss from principal transactions in securities in trading accounts.		
2b(3)	Net loss from principal transactions in securities in commodities in trading accounts.		
2b(4)	Interest and dividend expense deducted in determining item 2a.		
2b(5)	Net loss from management of or participation in the underwriting or distribution of securities.		
2b(6)	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
2b(7)	Net loss from securities in investment accounts.		
	Total additions		-
2c.	Deductions:		
2c(1)	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
2c(2)	Revenues from commodity transactions.		
2c(3)	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
2c(4)	Reimbursements for postage in connection with proxy solicitation.		
2c(5)	Net gain from securities in investment accounts.		
2c(6)	100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
2c(7)	Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
2c(8)	business.		
2c(9)(i)	Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
2c(9)(ii)	40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
	Greater of line (i) or (ii)		
	Total deductions		-
2d.	SIPC Net Operating Revenues		31,290,150
2e.	General Assessment @ .0025		78,225

2. A.	General Assessment	78,225
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	10,255
D.	Assessment balance due or (overpayment)	67,970

Accrual Booked by Entity	67,605
(Over) / Under Accrued	365

PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Park Hill Group LLC

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	9,952,475
Security deposits		46,500
Accounts receivable		85,119,652
Interest receivable		1,071,953
Due from affiliates		134,891
Property and equipment, net of accumulated depreciation of $752,389		183,809
Other assets		273,593
TOTAL ASSETS	$	96,782,873

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	2,341,995
Due to affiliates		2,691,871
Other liabilities		291,000
		5,324,866
MEMBER'S EQUITY		91,458,007
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	96,782,873

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). PHG Holdings LLC is owned by Park Hill Group Holdings LLC, a subsidiary of The Blackstone Group L.P. ("Blackstone"), and various affiliated Blackstone holdings partnerships ("Holdings").

The Company is a placement agency raising capital primarily from institutional investors for interests in private equity limited partnerships and hedge funds (collectively "Funds") that are not publicly traded. The Company earns a fee primarily based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients may include a fee retainer and typically a schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Assets and Liabilities—The carrying value of financial assets and liabilities, including cash and cash equivalents, security deposits, accounts receivable, interest receivable, due from affiliates, other assets, accounts payable and accrued expenses, due to affiliates and other liabilities, approximates their fair value because of the short-term nature of these assets and liabilities.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash and money market investments which are primarily held at one major U.S. financial institution.

Property and Equipment—Property and equipment consist of computer equipment and software, furniture, fixtures and leasehold improvements which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant computer equipment and software, furniture, and fixtures, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of the improvement or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

Revenue Recognition—Placement fees are typically recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company may receive non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time the revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2009, is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2009, $2,336,139 of reimbursable expense was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts—The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2009, the Company determined that an allowance for doubtful accounts is not required.

Compensation and Benefits—Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both managing principals' and employees' benefit expense.

Compensation due to persons' who provide services to the Company, but are members of an affiliated entity, have been recorded as capital contributions into the Company. The compensation will be funded by or on behalf of the affiliated entities.

Equity-Based Compensation—Compensation costs relating to the issuance of share-based awards to managing principals and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately. Cash settled equity-based awards are re-measured at the end of each reporting period.

Income Taxes—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHG Holdings may be liable for income taxes in certain states and/or local jurisdictions.

Recent Accounting Pronouncements—During 2009, the Company adopted guidance issued by the Financial Accounting Standards Board ("FASB") on the Accounting Standards Codification and the hierarchy of generally accepted accounting principles which established the FASB Standards Accounting Codification ("Codification") as the source of authoritative Generally Accepted Accounting Principals ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the Securities and Exchange Commission ("SEC") as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that once in effect, the guidance within the Codification will carry the same level of authority. As the guidance is limited to disclosures in the consolidated financial statements and the manner in which the Company refers to GAAP authoritative literature, adoption did not have a material impact on the Company's financial statements.

During 2009, the Company adopted guidance on subsequent events. The guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The adoption resulted in additional disclosure regarding subsequent events as presented in Note 9 "Subsequent Events".

During 2009, the Company adopted implementation guidance issued by the FASB on accounting for uncertainty in income taxes. The updated guidance considers an entity's assertion that it is a tax-exempt not for profit or a pass through entity as a tax position that requires evaluation. In addition, the guidance provided implementation guidance on the attribution of income taxes to entities and owners. The adoption of the guidance did not have a material impact on the Company's financial statements.

3. RELATED PARTY TRANSACTIONS

Due To / From Affiliates—Pursuant to an administrative services and expense agreement between the Company and Park Hill Real Estate Group LLC ("PHREG"), an affiliate, the Company is reimbursed for any direct and indirect expenses incurred on PHREG's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2009, $16,650 was due to PHREG.

Pursuant to an administrative services and expense agreement between the Company and Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate, the Company must reimburse BASP for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2009, $529,780 was due to BASP.

The Company also has service agreements with The Blackstone Group International Limited ("BGIL") and Park Hill Group International ("PHGIL"), UK affiliates of Blackstone. These affiliates provide marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority. The fee for such services is cost plus 10%. As of December 31, 2009 the balance due to these entities is $1,920,744.

Effective September 8, 2008, The Company entered into a service agreement with The Blackstone Group Japan K.K. ("TBGJ"), a Japanese affiliate. TBGJ provides marketing services on behalf of the Company to investors in Japan and throughout Asia as licensed through the Japanese Financial Supervisory Agency. The fee for such services is cost plus 10%. As of December 31, 2009, there is a $126,954 outstanding balance due to TBGJ.

From time to time, the Company and various affiliated entities incur costs on each others' behalf. As of December 31, 2009, there is a balance due from various entities of $134,891 and a balance due to various entities of $31,825.

Investment in Affiliates—Prior to June 18, 2007 The Company held a special non-voting interest in certain entities comprising Blackstone as well as carried interest and mandatory side by side interest in the private equity, real estate and mezzanine funds managed by Blackstone (the "Blackstone Funds"). As of June 18, 2007 all such interests were assumed by Blackstone. As of December 31, 2009, a balance of $65,918 was due to the Blackstone Funds and is included in due to affiliates on the statement of financial condition.

Placement Fees—During the year ended December 31, 2009, the Company earned placement fee revenue and interest income from various affiliates of Blackstone. As of December 31, 2009, the remaining balance due from various affiliates of Blackstone of $24,433,680 is included in accounts receivable and interest receivable on the statement of financial condition.

4. PROPERTY AND EQUIPMENT

As of December 31, 2009, property and equipment consist of the following:

Computer equipment and software	$590,901
Furniture and fixtures	224,088
Leasehold improvements	121,209
	936,198
Less accumulated depreciation and amortization	(752,389)
	$183,809

5. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through March 2015.

The following is a schedule of future minimum lease payments required under these non-cancellable operating leases:

Year Endings December 31, 2009	
2010	$229,669
2011	226,522
2012	126,221
2013	130,007
2014	133,908
Thereafter through 2015	34,140
	$880,467

Security deposits on the accompanying statement of financial condition represent security deposits for the office leases.

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2009.

6. CONCENTRATIONS OF CREDIT RISK

As of December 31, 2009, the Company had three clients account for approximately 42% of its accounts receivable balance.

7. MEMBER'S EQUITY

For the year ended December 31, 2009, capital contributions were as follows –

Cash contributions	$7,500,000
Compensation (See note 2)	1,735,784
Equity based awards	434,847
	$9,670,631

For the year ended December 31, 2009, the Company distributed member's equity of $18,150,000.

Subsequent to year end, the Company distributed member's equity of $3,000,000 and $500,000 on January 14 and January 22, 2010, respectively.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2009, the Company had net capital of $4,627,609, which was in excess of its statutory requirements by $4,272,618, and its ratio of aggregate indebtedness to net capital was 1.15 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

9. SUBSEQUENT EVENTS

There have been no events since the balances sheet date that require recognition or disclosure in the Statement of Financial Condition.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Park Hill Group LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP